SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 8)

 AMERICAN MUNICIPAL TERM TRUST, INC.
(AXT)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

027652106
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
14 Tobey Village Office Park
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 1999
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)
There are no exhibits.














ITEM 1	Security and Issuer
		Common Stock
		American Municipal Term Trust, Inc.
		First American Asset Management
601 2nd Avenue South
		MPFP 2016
		Minneapolis, MN   55402
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment Management
("KIM")
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 14 Tobey Village Office park
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		("the Principals") or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a
		party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of AXT
		on behalf of accounts that are managed by KIM ("the Accounts") under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of AXT fit the investment guidelines for various
		Accounts.  Shares have been acquired since February 18, 1994.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 422,775 shares, which
represents 5.00% of the outstanding Shares.   George W. Karpus,
(President of KIM) presently owns 9,000 shares purchased on August
20, 1997 at $11.125 per share (2000 shares), November 11 &
12 at $10.9375 per share (3000 shares), May 4, 1998 at $11.3125 per share (1500 shares),  and September 1 and 8, 1998 at $11.375 per share
(2500 shares).  JoAnn Van Degriff owns 750 shares purchased on
October 1, 1997 at a price of $10.9375 per share.  None of the other
Principals presently owns shares.

		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on February 18, 1994. Open
market purchases for the last 60 days for the Accounts.   There have been no
dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.
Date
Shares
Price Per

Date
Shares
Price Per


Share



Share
10/1/99
2300
10.3125

11/1/99
-2900
10.375
10/5/99
57000
10.375

11/2/99
-9400
10.375
10/13/09
4000
10.375

11/3/99
-600
10.375
10/13/99
-4000
10.375

11/3/99
-1500
10.25
10/18/99
3400
10.3125

11/5/99
-3600
10.375
10/20/99
200
10.3125

11/9/99
-12650
10.25
10/20/99
-4000
10.375

11/11/99
-1800
10.25
10/21/99
-1000
10.375

11/11/99
2500
10.25
10/22/99
-500
10.3125

11/15/99
600
10.25
10/22/99
1500
10.3125

11/16/99
1900
10.25
10/26/99
-2000
10.375

11/18/99
-2000
10.3125
10/29/99
-500
10.5

11/22/99
2000
10.25
10/29/99
-8400
10.4375

11/22/99
-26500
10.25




11/22/99
-5000
10.3125




11/23/99
1600
10.25




11/24/99
4000
10.25




11/30/99
400
10.25
*The 57,000 shares from 10/05 were transferred into the firm.
The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of AXT
		securities.
ITEM 7	Materials to be Filed as Exhibits
	Not applicable.
Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



December 8, 1999 			       By:________________________
           Date						      Signature
						 George W. Karpus, President
   Name/Title